[URI Letterhead]

October 1, 2009

Ms. Pamela A. Long
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amendment No. 1 to Registration Statement on Form S-4 (File Number 333-160885) under the Securities Act of 1933 of United Rentals (North America), Inc.

Dear Ms. Long:

Please find enclosed for filing under the Securities Act of 1933 Amendment No. 2 to the Registration Statement of United Rentals (North America), Inc. and its parent and subsidiary guarantor co-registrants (the “Company”), on Form S-4 (File No. 333-160885) (the “Registration Statement”) relating to the Company’s offer to exchange its outstanding, unregistered 10.875% Senior Notes due 2016 for substantially identical, registered 10.875% Senior Notes due 2016.

Set forth below are the Company’s responses to the Staff’s comment letter dated September 18, 2009 concerning Amendment No. 1 to the Registration Statement (the “Second Comment Letter”).  To facilitate the Staff’s review, the captions and numbered comments from the Second Comment Letter have been repeated in this letter in bold face type and the Company’s responses immediately follow each numbered comment in regular type.

The following are the Company’s responses to the Second Comment Letter:

Exhibit 5.3 — Legal Opinion

Comment No. 1 — Counsel must specifically set forth, in the legality opinion letter, any interpretive limitations regarding the opinion provided in the legality opinion letter.  Accordingly, please have counsel revise the legality opinion to delete the last sentence of the first paragraph.

Response — Oregon counsel’s opinion has been amended to delete the last sentence of the first paragraph.

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If you have any questions or comments regarding the enclosed materials, please call Andrew D. Soussloff of Sullivan & Cromwell LLP at 212-558-3681 or me at 203-622-3131.

Very truly yours,

/s/ Jonathan M. Gottsegen
Jonathan M. Gottsegen
Senior Vice President, General Counsel and Corporate Secretary

cc:	Ms. Chambre Malone
Mr. Dietrich King
(U.S. Securities and Exchange Commission)

Andrew D. Soussloff
(Sullivan & Cromwell LLP)